Exhibit 99.3

Interpool Completes the Sale of a Majority of Its Container Operating Lease Assets to an Investor Group

Interpool Will Manage the Portfolio and Continue Active Container Leasing Business

PRINCETON, N.J. — (BUSINESS WIRE) — March 31, 2006 — Interpool, Inc. (NYSE: IPX — News) announced that its wholly-owned subsidiary, Interpool Containers Limited, has completed the previously announced sale of a substantial majority of its operating lease portfolio of standard dry marine cargo containers to a newly formed subsidiary of an investor group based in Switzerland. The selling price was approximately $515 million and the Company expects to report an after tax gain on the sale of these containers during the quarter ended March 31, 2006, of approximately $61 million, subject to closing adjustments and final accounting review. Following the sale, Interpool and its 50%-owned subsidiary, Container Applications International, Inc., will perform management services on behalf of the purchaser for the containers being sold, and Interpool will continue its active businesses of leasing cargo containers and container chassis to shipping lines and other customers.

Martin Tuchman, Interpool’s Chairman of the Board and Chief Executive Officer said, “This transaction represents a significant step in our plan to position our company to further enhance shareholder value. It provides an additional source of capital and an opportunity to reduce debt, improve our capital structure and reduce the cost of future financings. Following this transaction and the cash distribution made by our foreign subsidiary to the parent company in December, we will be extremely well positioned to take advantage of strategic opportunities at the parent company level and to increase our investment in chassis for the expanding maritime, rail and domestic trucking markets. And, with our excellent relationships with customers in the container leasing markets, we intend to continue to invest in the container finance and operating lease sectors as we have in the past.”

Interpool is one of the world’s leading suppliers of equipment and services to the transportation industry. The company is the world’s largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade.

Note: This press release and other press releases and information can be viewed at the Company’s website at www.interpool.com.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

Contact:
Interpool, Inc.
James F. Walsh, 609-452-8900
www.interpool.com
Source: Interpool, Inc.